AMENDED AND RESTATED SCHEDULE A

dated July 10, 2019

to the

INVESTMENT ADVISORY AGREEMENT

dated November 16, 2018 between

THE ADVISORS’ INNER CIRCLE FUND III

and

MESIROW FINANCIAL INVESTMENT MANAGEMENT, INC.

The Trust shall pay to the Adviser, as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the Fund in accordance the following fee schedule:

Fund	Rate
Mesirow Financial Enhanced Core Plus Fund	0.37%
Mesirow Financial Small Cap Value Sustainability Fund	0.75%
Mesirow Financial High Yield Fund	0.55%

ACKNOWLEDGED AND ACCEPTED BY:

THE ADVISORS’ INNER CIRCLE FUND III

/s/ Michael Beattie
Name:	Michael Beattie
Title:	President

MESIROW FINANCIAL INVESTMENT MANAGEMENT, INC.

/s/ Jeffrey Levine
Name:	Jeffrey Levine
Title:	Senior Managing Director

A-1